香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
前熊谷組(香港)有限公司
formerly Kumagai Gumi (Hong Kong) Ltd

Rms. 801-2, East Ocean Centre
98 Granville Road, Kowloon, Hong Kong
Tel : (852) 2369 3949, 2368 8201
Fax : (852) 2721 2526, 2721 5110
E-mail : info@hkconstruction.com
Web site : www.hkconstruction.com

02034141

2 May 2002

02 MAY 14 AM 10:01

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

BEST AVAILABLE COPY

Attn: Mr. Frank Zarb, Esq.

Dear Sirs

SUPPL

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
ADR PROGRAM - EXEMPTION FILE NO.: 82-4029

Further to our letter dated 23 November 2001 enclosing the documents published or filed by the Company for the period from 24 June 2001 to 23 November 2001, we provide you herewith copies of the documents as specified in the Annexure for the period from 24 November 2001 to 30 April 2002 in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Should you require additional information, please feel free to contact Mr Alex Chiu, our Company Secretary, at Tel No. (852) 2369 3949 or Fax No. (852) 2721 2526.

Yours faithfully

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Regina Choi
Assistant Company Secretary

dlw 5/20

Encl

cc Mr. Bryan Ho
The Bank of New York, NY Office

Ms. Eugenia Lee (w/ 5 copies of our 2001 annual report enclosed)
The Bank of New York, HK Office

Annexure

List of Material Information Made Public, Filed with any Exchange or Distributed to Security Holders by Hong Kong Construction (Holdings) Limited (the "Company") from 24 November 2001 to 30 April 2002

Name of Report or Announcement	Date Made Public / Filed / Distributed	Source of Requirement
Announcement re: result of debt auction	19 December 2001	Listing Rules of the Hong Kong Stock Exchange
Announcement re: writ of summons	22 January 2002	Listing Rules of the Hong Kong Stock Exchange
Announcement re: annual results for the year ended 31 December 2001 & notice of 29th annual general meeting	23 April 2002	Listing Rules of the Hong Kong Stock Exchange
Publication of 2001 annual report	30 April 2002	Listing Rules of the Hong Kong Stock Exchange

香港建設(控股)有限公司

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

DEBT AUCTION

On 30th November, 2001 the Company held the Debt Auction, as a result of which HK$176.2 million of its indebtedness to the Bank Creditors has been satisfied by the payment of HK$52.8 million.

Following the Debt Auction, the Company entered into the Guarantee and Debenture.

Further to its previous announcement dated 12th June, 2001, Hong Kong Construction (Holdings) Limited (the "**Company**") announces that on 30th November, 2001 it held a debt auction (the "**Debt Auction**") at which it invited its bank creditors in Hong Kong (the "**Bank Creditors**") to tender for a discounted payment in full settlement of the indebtedness (or part thereof) owed to them by the Company.

The total value of the indebtedness in respect of which tenders were accepted pursuant to the Debt Auction was HK$175.9 million. The Company has paid a net amount of HK$52.8 million to the Bank Creditors in full satisfaction of the relevant indebtedness, representing a discount of HK$123.1 million on the full amount.

The effect of the Debt Auction has been to reduce the Company's outstanding indebtedness to the Bank Creditors to approximately HK$1.93 billion, as a result of which the Company has entered into a guarantee and debenture dated 3rd December, 2001 (the "**Guarantee and Debenture**"), under which it has charged all of its assets and property by way of fixed and floating charges in favour of the Bank Creditors for the purpose of securing its remaining indebtedness.

The Company is also currently in the process of drafting a term sheet in relation to the proposed restructuring of its financial obligations. Further announcements will be made as appropriate.

The Debt Auction was held, and the Guarantee and Debenture was made, in compliance with the standstill arrangements as set out in the formal standstill letter signed on 11th June, 2001 (as described in the Company's previous announcement dated 12th June, 2001), which remain in place.

By Order of the Board
Hong Kong Construction (Holdings) Limited
Yao Jianping
Managing Director

Hong Kong, 18th December, 2001

Hong Kong iMail 22 January 2002

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Hong Kong Construction (Holdings) Limited wishes to confirm that on 16 January 2002 a writ of summons was issued against Hong Kong Construction (Works) Limited as reported in various newspapers articles on 18 January 2002.

Hong Kong Construction (Holdings) Limited (the "Company") makes this announcement in response to various articles in newspapers published on 18 January 2002.

The Company wishes to confirm that on 16 January 2002, a writ of summons was issued by TCL Piling Specialist Limited ("TCL") against Hong Kong Construction (Works) Limited, a wholly owned subsidiary of the Company claiming for the sum of HK$55,663,290.74 and interest thereon (the "Proceeding"), being the alleged remuneration for the piling works done by TCL in relation to the construction of West Rail Tuen Mun Centre Station.

The board of directors of the Company (the "Board") is currently consulting legal advice regarding the Proceeding and considering the appropriate course of action to be taken, including but not limited to filing a defence and counter-claim against TCL. Since the Proceeding is at a very early stage, the Board is of the view that its impact on the financial position of the Company and its subsidiaries as a whole is yet to be assessed.

Except for the abovementioned, the Board is not aware of any other matter discloseable under the general obligations imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Further announcement will be made by the Company in the event of any material further development regarding the Proceeding.

By order of the Board
YAO Jianping
Managing Director

Hong Kong, 21 January 2002

香港經濟日報 二零零二年一月二十二日

香港建設(控股)有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
（於香港註冊成立之有限公司）

公佈

香港建設（控股）有限公司謹此確認，於二零零二年一月十六日，香港建設（工程）有限公司確如二零零二年一月十八日之報章報導所述收到傳票。

香港建設（控股）有限公司（「本公司」）就回應二零零二年一月十八日之報章報導而發表本公佈。

本公司謹此確認，TCL Piling Specialist Limited（「TCL」）向本公司之全資附屬公司香港建設（工程）有限公司發出傳票，追討55,663,290.74港元之款項及其利息（「該訴訟」），此乃TCL聲稱就西鐵屯門中心站建築工程進行打樁工程所應收取之酬金。

本公司之董事會（「董事會」）現已就該訴訟徵詢法律意見及考慮採取適當之行動，包括（但不限於）向TCL提出抗辯及反索償。由於該訴訟現仍處於初步階段，董事會認為目前尚未能評估其對本公司及其附屬公司之整體財務狀況所構成之影響。

除上述者外，董事會並不知悉任何其他足以或可能影響股價而根據上市協議第2段所規定一般性責任必須予以披露之事項。

該訴訟如有任何重大進展，本公司將發表進一步公佈。

承董事會命
董事總經理
姚建平

香港，二零零二年一月二十一日

香港建設(控股)有限公司

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Websites: www.hkconstruction.com and www.irasia.com/listco/hk/hkconstruction

RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2001

The board of directors of Hong Kong Construction (Holdings) Ltd announce the consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st December, 2001 as follows:-

CONSOLIDATED RESULTS

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

	Note	2001 *$ Million*	2000 *$ Million*
Turnover	*1*	1,833.4	1,892.5
Cost of sales		(1,949.9)	(2,149.8)
Gross loss		(116.5)	(257.3)
Other revenue	2	30.9	133.9
Other net income	3	21.2	12.4
Distribution costs		(3.7)	(7.0)
Administrative expenses		(110.3)	(107.0)
Other operating expenses	4	(115.5)	(88.7)
Loss from operations		(293.9)	(313.7)
Finance costs		(217.8)	(293.8)
Discount on auction of bank loans and floating rate notes		123.4	-
Deficit on revaluation of investment properties		(76.4)	-
Share of profits less losses of associates		(125.4)	(133.8)
Share of impairment losses and property revaluation deficits of associates		(199.5)	(317.8)
Share of profits less losses of jointly controlled entities		(11.0)	(112.8)
Loss from ordinary activities before taxation		(800.6)	(1,171.9)
Taxation	5	(35.5)	19.1
Loss attributable to shareholders and transfer from revenue reserve		(836.1)	(1,152.8)
Loss per share	6		
Basic/Diluted		(150.6) cents	(227.0) cents

Notes:

1. **SEGMENTAL REPORTING**

Segmental information is presented in respect of the group's geographical and business segments. Information relating to geographical segment based on the location of customers is chosen as the primary reporting format because this is more relevant to the group in making operating and financial decisions.

Geographical segments by the location of customers

The group's business is managed on a geographical basis and participates in two principal economic environments namely the People's Republic of China ("the PRC") and Hong Kong. When presenting information on the basis of geographical segments, segment information is based on the geographical location of customers unless otherwise stated.

	Hong Kong		The People's Republic of China		Unallocated		Consolidated	
	2001 *$ Million*	2000 *$ Million*	2001 *$ Million*	2000 *$ Million*	2001 *$ Million*	2000 *$ Million*	2001 *$ Million*	2000 *$ Million*
Location of customers								
Revenue from external customers	1,736.9	1,722.6	96.5	169.9	-	-	1,833.4	1,892.5
Other revenue	-	-	10.0	20.1	20.9	113.8	30.9	133.9
Total revenue	1,736.9	1,722.6	106.5	190.0	20.9	113.8	1,864.3	2,026.4
Segment (loss)/profit	(130.7)	(244.5)	24.1	7.3			(106.6)	(237.2)
Unallocated operating income and expenses							(187.3)	(76.5)
Loss from operations							(293.9)	(313.7)

Business segments

The group comprises the following main business segments:

Construction:	The construction work, including civil and building works, for external customers.
Property leasing:	The leasing of office premises and residential properties to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development and sales:	The development, purchase and sale of commercial and residential properties.

	Construction		Property leasing		Property development and sales	
	2001 *$ Million*	2000 *$ Million*	2001 *$ Million*	2000 *$ Million*	2001 *$ Million*	2000 *$ Million*
Revenue from external customers	1,814.0	1,867.4	18.8	22.2	0.6	2.9
Other revenue	-	-	10.0	20.1	-	-
Total revenue	1,814.0	1,867.4	28.8	42.3	0.6	2.9
Segment (loss)/profit	(134.1)	(277.5)	28.8	42.3	(1.3)	(2.0)

2. **OTHER REVENUE**

	2001 *$ Million*	2000 *$ Million*
Dividend income from unlisted securities	-	0.2
Interest income	11.6	103.7
Property fee income	10.0	20.1
Other income	9.3	9.9
	30.9	133.9

3. **OTHER NET INCOME**

	2001 *$ Million*	2000 *$ Million*
Net loss/(profit) on sale of fixed assets	0.8	(3.7)
Net realised and unrealised losses on trading securities carried at fair value	-	0.4
Loss on disposal of non-trading securities	-	5.5
Exchange gain	(35.2)	(14.0)
Loss on disposal of a subsidiary	16.6	-
Others	(3.4)	(0.6)
	(21.2)	(12.4)

Loss on disposal of non-trading securities included a deficit of $Nil (2000: $5.4 million) transferred from non-trading securities revaluation reserve. Net loss/(profit) on sale of fixed assets included a surplus of $0.1 million (2000: $3.1 million) transferred from investment properties revaluation reserve.

4. **OTHER OPERATING EXPENSES**

	2001 *$ Million*	2000 *$ Million*
Provision for bad and doubtful debts	3.9	31.8
Provision for properties held for sale	46.8	48.6
Impairment loss on properties held for own use	2.6	1.4
Impairment of goodwill on acquisition of further interest in an associate	4.7	-
Impairment loss of non-trading securities.	20.0	-
Tendering costs and other unallocated contract costs	20.9	-
Others	16.6	6.9
	115.5	88.7

5. **TAXATION**

Taxation in the consolidated profit and loss account represents:

	2001 *$ Million*	2000 *$ Million*
PRC taxation	12.1	-
Underprovision/(overprovision) of Hong Kong profits tax in respect of prior years	2.9	(23.3)
	15.0	(23.3)
Share of associates' taxation	20.5	4.2
	35.5	(19.1)

No provision has been made for Hong Kong profits tax as the company and its subsidiaries in Hong Kong sustained losses for taxation purposes during the year.

6. **LOSS PER SHARE**

(a) **Basic loss per share**

The calculation of basic loss per share is based on net loss for the year attributable to ordinary shareholders of $836.1 million (2000: $1,152.8 million) and on 555.2 million (2000: 507.9 million) ordinary shares, being the weighted average number of ordinary shares outstanding during the year.

(b) **Diluted loss per share**

There were no dilutive potential ordinary shares in existence during the years 2000 and 2001.

7. The depreciation charge to the profit and loss account for the year was $2.7 million (2000: $3.0 million).

BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – GOING CONCERN BASIS

On 1st December, 2000, the company requested its bankers for an informal standstill arrangement on the payment of all Hong Kong bank loan principal and interest totalling approximately $1.9 billion, pending the approval by the group's bankers of a formal debt restructuring plan. The company has also requested a similar standstill arrangement with the holders of the floating rate notes ("the FRNs") with outstanding principal balance of US$37 million issued by Hong Kong Construction (Capital) Limited, a wholly-owned subsidiary of the company. The FRNs were due for repayment on 13th December, 2000. In accordance with the terms of the issue of the FRNs and the bank facility agreements, the group was in default of the FRNs and all its bank borrowings.

On 11th June, 2001, the company and certain of its subsidiaries entered into a standstill letter with its bank creditors and the holders of the FRNs to formalise the standstill arrangement which represents the initial phase of the restructuring proposal for the group. The formal standstill arrangement became effective on 3rd December, 2001 and remained in place until 15th January, 2002, and thereafter automatically renewed on a monthly basis subject to the agreement by all the bank creditors and the holders of the FRNs.

On 13th June, 2001, the company entered into:

(a) a share subscription agreement with Shanghai Construction (Group) General Co ("SCG") under which SCG conditionally agreed to subscribe for 35,000,000 new ordinary shares of the company at the price of $1.12 per share; and

(b) a share placing and underwriting agreement with BNP Paribas Peregrine Securities Ltd ("BNP") under which BNP conditionally agreed to place 65,000,000 new ordinary shares of the company with independent placees at the price of $1.12 per share on a fully underwritten basis.

The 100,000,000 new ordinary shares were allotted in July 2001 which resulted in additional net proceeds of approximately $108.2 million available to the group. Furthermore, the disposal of the Yangpu power plant in which the group had a 40% interest for a consideration of $1,000 million was completed during the year resulting in substantial external funding to the group.

On 30th November, 2001, the company held a debt auction ("the Debt Auction") at which it invited its bank creditors in Hong Kong and the holders of the FRNs to tender for a discounted payment in full settlement of the indebtedness owed to them by the group. The total value of the bank loans and the FRNs in respect of which tenders were accepted pursuant to the Debt Auction totalled $176.2 million. The group paid a net amount of $52.8 million to the bank creditors and the holders of the FRNs in full satisfaction of the relevant indebtedness, representing a total discount of $123.4 million on the full amounts.

Subsequent to the Debt Auction and pursuant to the standstill letter signed between the group and the bank creditors, the group executed a guarantee and debenture on 3rd December, 2001 incorporating fixed and floating charges over all of the undertaking, property and assets of the company and certain of its subsidiaries ("the Guarantee and Debenture") as security for the remaining bank indebtedness in Hong Kong and the FRNs.

The directors are currently in active negotiations with the group's bankers to finalise the terms of a proposed financial restructuring and a plan to gradually dispose of certain of its property interests. The directors believe that the ongoing support from its bankers will continue and the measures to be taken under the debt restructuring plan and assets disposal programme when agreed will enable the group to continue in operational existence in the foreseeable future.

Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on a going concern basis, notwithstanding the group's financial position as at 31st December, 2001. Should the group be unable to continue in business as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effect of these adjustments have not been reflected in the financial statements.

NOTICES

MODIFIED AUDITORS' REPORT
The auditors will issue their opinion on the fundamental uncertainty relating to the going concern basis, an extract of which is reproduced below:-

"In forming our opinion we have considered the adequacy of the disclosures made in the financial statements concerning the continued support of the Group's bankers and the ability of the Group to obtain sufficient external funding. The financial statements have been prepared on a going concern basis, the validity of which depends upon the ongoing support of the Group's bankers and the successful outcome of the Group's restructuring plan. The financial statements do not include any adjustments that would result from a failure to obtain such support and to implement the restructuring plan. Details of the circumstances relating to this fundamental uncertainty are described in note 1(b) to the financial statements. We consider that the fundamental uncertainty has been adequately accounted for and disclosed in the financial statements and our opinion is not qualified in this respect."

DIVIDEND
No interim dividend has been paid during the year (2000: $Nil). The directors do not recommend the payment of a final dividend (2000: $Nil) in respect of the year ended 31st December, 2001.

GROUP REVIEW AND PROSPECTS
Results
The Group reported a gross loss for the year of $116.5 million compared to $257.3 million for the previous year mainly arising from the additional provision for foreseeable losses of two construction contracts as a result of possible further delay in the work progress. Loss from operations for the year was $293.9 million compared to $313.7 million for the previous year. Finance costs for the year was $217.8 million, a reduction of 26% from the previous year as a result of the reduction in interest rates. A discount of $123.4 million arose from the Debt Auction as referred to above. There was a deficit on revaluation of investment properties of $76.4 million and the share of losses, impairment losses and revaluation deficits of properties of associates totalled $324.9 million compared to $451.6 million for the previous year.

Consequently, the Group reported a consolidated net loss attributable to shareholders of $836.1 million for the year ended 31st December, 2001. This compares with a loss of $1.152 billion for the previous year. The Group's turnover amounted to $1.833 billion, representing a decrease of 3% over last year. Loss per share decreased to $1.51 from $2.27 in 2000. The Directors are not recommending any payment of dividends.

Debt Restructuring
At the end of 2000, the Group faced liquidity problems and failed to repay its loans when they were due. This included an aggregate indebtedness of $1.9 billion to its bank creditors in Hong Kong and the FRNs of US$37 million due for repayment on 13th December, 2000. The Group immediately appointed KPMG Financial Advisory Services as financial adviser for its debt restructuring scheme.

In May, 2001, the Company signed a "Buy-out, Repayment and Release Deed" with a group of banks whose lending to the Company was secured by the Company's construction contracts. The Release Deed enabled the Company to have direct access to progress monies received from all construction contracts.

In June, The Company executed a standstill letter with its bank creditors in Hong Kong and the holders of the FRNs to formalize the informal standstill arrangement to grant a grace period (up to 15th January, 2002) for the Company to negotiate and agree with the participating banks on debt restructure plan which will set out the terms of repayment and interest rates for the loans under restructure. This represents the initial phase of the restructuring scheme. Pursuant to the terms of the standstill letter, the Company is required to ensure the execution and delivery by each of the obligors of a debenture granting fixed and floating charges over their respective assets.

On 30th November, 2001, the Company held a debt auction at which it invited its bank creditors in Hong Kong and the holders of the FRNs to tender for a discounted payment in settlement of the indebtedness owing to them by the Group. As a result of the auction, $176.2 million of its indebtedness had been satisfied by the payment of $52.8 million. This represented a discount of $123.4 million on the full amount.

Following the debt auction and pursuant to the requirements of the standstill letter signed in June, the Group on 3rd December, 2001 executed a debenture under which it charges all of its assets and properties by way of fixed and floating charges in favour of the bank creditors in Hong Kong and the holders of the FRNs for the purpose of securing its remaining indebtedness of $1.85 billion.

The Company and the bank creditors are currently in active negotiations to finalise the terms of the proposed restructuring of its financial obligations. The negotiations between both parties on the repayment arrangement of the indebtedness over the next five years have reached the final stage. The term sheet is close to being finalised.

Overall, we have achieved significant progress on the restructuring since the end of 2000, including approximately 36% reduction in total indebtedness net of pledged deposits and cash and cash equivalents and a significant reduction in potential liabilities due to the delay in progress of certain construction contracts.

Besides, after the first half of 2001, the Group has received the final installment of $445,000,000 of the disposal proceeds of Yangpu Power Plant in which the Group had a 40% interest. The Group acquired the other 60% interest of this Yangpu company during the year. Part of these proceeds has been used to fund the Group's working capital and the debt auction being held on 30th November, 2001. The unutilised balance is currently being deposited with the bank security trustee.

Liquidity and Financial Resources
The Group's borrowings at the balance sheet date comprised Hong Kong and PRC bank loans of $1.84 billion and the FRNs of US$25.4 million. As the Group and the Company were in default of all these borrowings, these amounts became due immediately and were classified as current liabilities.

All these borrowings are interest bearing with interest rates fixed at market rates plus margin at various intervals of time from one month to one year after the previous fixing. The majority of the borrowings are denominated in Hong Kong dollars. As of the balance sheet date the foreign currency borrowings included US$ borrowings of 12.0%, RMB borrowings of 7.7% and Japanese Yen borrowings of 4.6% approximately of the total borrowings. The Group had pledged deposits of $216.1 million and cash and cash equivalents of $433.2 million at the balance sheet date. The Group has not used financial instruments for currency hedging purposes.

Details of Charges on Group Assets
The Company and certain of its subsidiaries has entered into a guarantee and debenture dated 3rd December, 2001, under which all of their assets and properties were charged by way of fixed and floating charges in favour of the bank creditors and the holders of the FRNs for the purpose of securing the Hong Kong bank indebtedness and the FRNs.

Gearing Ratio
The Borrowings to Equity Ratio of the Group as at 31st December, 2001 amounted to 140.8% (2000: 113.5%), being the ratio of "total borrowings and the FRNs less cash and cash equivalents and pledged deposits" divided by "shareholders' equity".

Contingent Liabilities

(a) Contingent liabilities at the balance sheet date in respect of guarantees given to banks and other lenders to secure loans and advances to the indicated parties are as follows:

	2001 *$ Million*	2000 *$ Million*
Associates*	1,162.4	140.0
Others	–	50.0
	1,162.4	190.0

* At 31st December, 2001, guarantees of the group given in respect of associates included guarantee given to banks by one of the company's subsidiaries, Yangpu Power (Hainan) Co. Ltd. ("YP (Hainan)") which became a subsidiary of the group during the year (formerly an associate), in respect of a syndicated loan extended to Hainan Yangpu Land Development Company Limited amounting to $1,053.7 million. Subsequent to the year end, YP (Hainan) has been liquidated and accordingly this guarantee has lapsed.

(b) The group and the company have contingent liabilities in respect of performance bonds and guarantees under contracts and other agreements entered into in the normal course of business.

(c) The group and the company have contingent liabilities in respect of banking facilities granted to certain buyers of properties of the group and its associates.

(d) During the year, one of the group's associates has conducted a review of certain billing arrangements with the group, and as of the date of approval of these financial statements, this associate is still in the process of assessing the validity of certain development costs charged in previous years by the group for the development of this associate's property in Guangzhou, the PRC.

In addition, at 31st December, 2001, one of the company's subsidiaries is in dispute with this associate in respect of the validity of certain commission receivable amounting to $43.3 million in relation to the provision of marketing service for the associate's property in Guangzhou, the PRC. The outcome of this dispute is uncertain as of the date of approval of these financial statements.

No provision in respect of the above review and dispute is considered necessary in the financial statements by the directors as the review of development costs is still at a very preliminary stage and negotiations relating to commission receivable are still in progress.

(e) Subsequent to the year end, one of the company's subsidiaries has received claims from a former subcontractor in relation to the alleged non-payment for construction work done amounting to $55.7 million ("the alleged claims"). The subsidiary is in the process of preparing counterclaims to this former subcontractor for replacement costs and damages in substantially the same amount as the alleged claims. Based on legal advice, the directors are confident that the alleged claims are unlikely to be enforced against the subsidiary. Accordingly, no provision is considered necessary by the directors at the balance sheet date.

BUSINESS REVIEW
Construction
The Group had in hand contracts valued at $6.6 billion at the end of 2001 (excluding the share of joint venture partners). They included a government contract for the construction of three schools in the territory, one government joint venture contract for Penny's Bay reclamation stage 1, three West Rail projects, the widening of Tolo Highway, improvement works at Tuen Mun Wong Chu Road, residential development at 41C Stubbs Road, construction of Science Park Phase 1A at Pak Shek Kok, Qingzhou Min Jiang Bridge in Fuzhou, Shanghai Expo Centre, Shanghai Outer Ring Tunnel project, and a Chinese government joint venture contract for main construction of the National Grand Theatre in Beijing.

For those construction contracts which experienced delay due to the financial problems, the Group has been making every effort to recover from the setbacks and the progress of the construction works has made improvements over last year. The construction works of Polytechnic University Phase VI development and two primary schools at Kowloon Tong site were completed and handed over in August 2001 while the Shatin Government Offices were completed and handed over in November 2001. The improvement works at Wong Chu Road in Tuen Mun was completed for road opening in March 2002.

Subsequent to the year-end, the Group clinched a $975 million contract to build the superstructure of the residential development at the Tung Chung Station. It is the first time for more than a year that the Group has won a tender under the circumstances of debt restructuring and since the last award of the Science Park contract in July 2000. The successful bidding of this new contract undoubtedly acts as a booster to help the recovery of our construction business and it takes the value of our in-hand contracts to $7.6 billion. The Group has been actively restructuring its construction business so as to form a major source of income. It is now tendering for several private contracts and plans to bid for large-scale construction projects in both China and Macau in addition to the local projects, such as Shenzhen Convention and Exhibition Centre, Hong Kong East Rail Extension-Lok Ma Chau Spur Line and Macau-Taipa 3rd Bridge.

Property
The Group has interests in first class commercial and residential developments in Shenzhen, Guangzhou, Haikou and Beijing. The influx of foreign investors to open up the Chinese market in recent years coupled with the successful entry of China into WTO in 2001 help stabilized the Group's rental income generated from the commercial property markets in Shenzhen and Guangzhou although the property sales market remains sluggish.

In view of this, in order to increase the steady source of recurring income, the Group through a mainland joint venture is involved in the property management of Shenzhen Shun Hing Square and the result to date is satisfactory.

Use of Proceeds from Placement of New Shares
On 13th June, 2001, the Company respectively entered into (a) a conditional subscription agreement with Shanghai Construction (Group) General Co under which Shanghai Construction (Group) General Co agreed to subscribe for 35,000,000 new shares in the Company at a price of $1.12 per share; and (b) a placing agreement with BNP Paribas Securities Ltd under which 65,000,000 new shares in the Company, underwritten by BNP Paribas Peregrine Securities Ltd, were placed to several independent investors at the same price of $1.12 each.

Both subscription and placing were completed in July 2001. The Group applied $40 million out of the net proceeds of approximately $108 million to repay overdue debts of subcontractors and suppliers with the balance of about $68 million as general working capital.

Change of Major Shareholder
On 13th June, 2001, China Everbright International Ltd and its subsidiary, Maddington Ltd, entered into an acquisition agreement with Shanghai Construction (Group) General Co under which Shanghai Construction (Group) General Co conditionally agreed to purchase 114,000,000 shares in the Company from Maddington Ltd at a price of $1.66 per share. The acquisition was completed in July 2001. Following the abovementioned subscription of 35,000,000 new shares and the acquisition of 114,000,000 shares from Maddington Ltd, Shanghai Construction (Group) General Co became a substantial shareholder and the single largest shareholder of the Company with a 24.51% stake in the Company while China Everbright International Ltd still holds 10.20% interests in the Company.

Employees
At the end of 2001, there were a total of approximately 424 employees employed by the Group. The employees are remunerated according to the nature of jobs, their and the Group's performance, and market conditions. Some of the employees are entitled to year end bonus and participation in the share option scheme of the Group.

OUTLOOK
Although signs have emerged that the US economy will improve in the coming months, the speed or robustness of the economic recovery in Hong Kong is still uncertain with continuing high unemployment rate, falling property prices and deflationary pressure which are expected to continue to undermine local consumer confidence and investment sentiments. The year ahead will continue to be challenging for the Group. In light of such challenging operating environment, the Group will continue the corporate strategy of restructuring the organization, streamline the operations, dispose of the non-core businesses and assets, rehabilitate the under-performing business and to maintain stringent cost control.

For the local construction business, the Group is striving for resumption of our Group C licences with the Works Bureau in respect of which we have been suspended from tendering for public works for more than a year as a result of our liquidity problems. We are confident that through our improved performance of public works contracts in hand and the support of the bank creditors, the Works Bureau will uplift our suspension from tendering in the near future. Given our leading position, expertise and experience in the local construction industry, we are very keen to get back on track and are well-prepared to pursue tenders for both public and private sectors' contracts, particularly the large scale infrastructure, urban redevelopment and transportation projects.

The recent entry of China into the WTO and the winning of the hosting right of the 2008 Olympic Games by Beijing present infinite opportunities for local and foreign investors. Few Hong Kong construction companies have, like us, contractor licences in Guangdong, Hainan, Fuzhou and Beijing. Along with the support of our new major shareholder, Shanghai Construction (Group) General Co which is one of the largest construction companies in China, we will explore business co-operation and alliances with Shanghai Construction Group in mainland China. With all these competitive edges, we will no doubt outrival the Hong Kong based competitors in expanding construction business in China.

To reactivate our core construction activities, we have also been implementing a series of policies to improve the quality of our construction works, to reduce operating expenses and to increase operational efficiency. More efforts will be dedicated to developing innovative construction technologies so as to regain the reputation in the industry. It is expected that our construction activities will continue to increase in the forseeable future.

With regards to the financial aspect, the term sheet on debt-restructuring is expected to be finalized shortly and new loan from the bank creditors will be available. The new loan will be used to finance the completion of the Group's existing construction contracts. We will then focus our time and resources on the 5-year asset disposal programme. Our target in 2002 is the disposal of certain of our assets located at Shun Hing Square and South Ocean Centre in Shenzhen as well as Silver Valley Garden in Hainan. We are now making every effort to identify and negotiate with potential buyers from various sources. In fact, some offers have been received on a number of our Hong Kong properties, such as the New East Ocean Centre and Wong King Industrial Building premises.

The directors believe that the Group has already seen its most difficult time. Under the leadership of the new management, the results and performance of the Group are expected to improve in the future.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities during the financial year.

CODE OF BEST PRACTICE
The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Ltd in Appendix 14 to the Listing Rules except that the Company has only one independent non-executive director following Mr David Yung's resignation on 3rd October, 2000. On 4th May, 2001, Dr Li Zhong Yuan was appointed as another independent non-executive director.

AUDIT COMMITTEE
The audit committee comprises two independent non-executive directors and one non-executive director with written terms of reference in accordance with the requirements of the Listing Rules, and reports to the board of directors. The audit committee has reviewed the Company's annual results for the year of 2001.

DETAILED RESULTS ANNOUNCEMENT ON EXCHANGE'S WEBSITE
A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Exchange's website as soon as practicable.

On behalf of the Board
YAO JIANPING
Managing Director

Hong Kong, 22nd April, 2002

BOOK CLOSE DATES
Book close dates for annual general meeting .... 3rd June, 2002 to 6th June, 2002 (both days inclusive)
Latest time to lodge transfers .... 4:00 p.m. on 31st May, 2002

香港建設(控股)有限公司

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Websites: www.hkconstruction.com and www.irasia.com/listco/hk/hkconstruction

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the twenty-ninth annual general meeting of the Company will be held at Private Rooms III-IV, Hotel Inter-Continental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong on Thursday, 6th June, 2002 at 10:30 a.m. for the following purposes:–

1. To receive and adopt the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2001.
2. To re-elect the retiring directors.
3. To authorise the board of directors to fix the remuneration of the directors.
4. To re-appoint KPMG as auditors of the Company and to authorise the directors to fix their remuneration.
5. As special business, to consider and, if thought fit, to pass the following resolutions:–

(A) As Ordinary Resolution No. 1

"THAT:–

(a) subject to paragraph (c) of this resolution, the exercise by the directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the share capital of the Company; or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Memorandum and Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) As Ordinary Resolution No. 2

"THAT:–

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent of the aggregate nominal amount of share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the shareholders of the Company in general meeting."

(C) As Ordinary Resolution No. 3

"**THAT**, subject to the passing of Ordinary Resolution Nos. 1 and 2 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount of shares shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

On behalf of the Board
CHIU PO KWOK, ALEX
Secretary

Hong Kong, 22nd April, 2002

Registered Office:–
Rooms 801-2
East Ocean Centre
98 Granville Road
Kowloon, Kong Kong.

Notes:–

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not also be a member of the Company.

(b) To be valid, the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Registered Office of the Company at Rooms 801-2, East Ocean Centre, 98 Granville Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting.

(c) The Transfer Books and the Register of Members of the Company will be closed from Monday, 3rd June, 2002 to Thursday, 6th June, 2002, both days inclusive, during which period no transfer of shares will be registered.

(d) To qualify for the attendance of the annual general meeting, all unregistered transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Central Registration Hong Kong Ltd at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 31st May, 2002.